EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-139547, 333-86868, 333-73142, and 333-68775 on Form S-8 of Conexant Systems, Inc. of our report dated June 16, 2006 (June 22, 2007 as to paragraphs 3 and 4 of Note 2)(which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), relating to the financial statements of Conexant Systems, Inc. Retirement Savings Plan, appearing in this Annual Report on Form 11-K of Conexant Systems, Inc. Retirement Savings Plan for the year ended December 31, 2005.
/s/ DELOITTE & TOUCHE LLP
Costa Mesa, California
June 25, 2007